For period ending June 30, 2015

File number 811-3503                                                                                                           UBS RMA Money Fund, Inc.
UBS RMA U.S. Govt. Portfolio

Exhibit 77D

UBS RMA U.S. Government Portfolio Investment Policy Change

In connection with amendments to Rule 2a-7 under the Investment Company Act of 1940, as amended (the "Amendments"), which is the primary rule governing money market funds, UBS RMA U.S. Government Portfolio has adopted a policy to operate as a "government money market fund," as defined in the Amendments.

The fund continues to remain subject to its existing policy to invest at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in the type of investment suggested by its name. The purpose of the change is to bring the fund into conformance with new regulatory requirements. The policy change became effective June 10, 2015.

Definition of a government money market fund. Under the Amendments, a government money market fund is defined as a money market fund that invests 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully. A money market fund that meets this definition will be permitted to continue to utilize the amortized cost method of valuation to value its portfolio securities and to transact at a $1.00 share price once the Amendments become effective in 2016. In addition, a government money market fund will not be subject to liquidity fees on redemptions and/or redemption gates, unless the fund's board determines to reserve the ability to do so.

Board approval to operate the fund as a government money market fund. Upon the recommendation of management, the board for the fund (the "Board") approved the adoption of a non-fundamental investment policy requiring the fund to invest 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully. In addition, the Board determined that the fund will continue to use the amortized cost method of valuation to seek to maintain a $1.00 share price and will not be subject to a liquidity fee and/or a redemption gate on fund redemptions. Please note, however, that the Board may reserve the ability to subject the fund to a liquidity fee and/or redemption gate in the future, after providing appropriate prior notice to shareholders and in conformance with the Amendments.